SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D

Under the Securities Exchange Act of 1934

(Amendment No. 13)*

Ashford Hospitality Prime, Inc.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

044102101

(CUSIP Number)

Thomas R. Stephens

Bartlit Beck Herman Palenchar & Scott LLP

1899 Wynkoop Street, Suite 800

Denver, Colorado 80202

(303) 592-3100

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

August 31, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No. 044102101

1.	Names of Reporting Persons.

Sessa Capital (Master), L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(A) ☐
(B) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization: Cayman Islands

Number of	7.	Sole Voting Power	2,330,726
Shares
Beneficially	8.	Shared Voting Power
Owned by
Each	9.	Sole Dispositive Power	2,330,726
Reporting
Person With	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person	2,330,726

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) 9.1%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 044102101

1.	Names of Reporting Persons.

Sessa Capital GP, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(A) ☐
(B) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization: Delaware

Number of	7.	Sole Voting Power	2,330,726
Shares
Beneficially	8.	Shared Voting Power
Owned by
Each	9.	Sole Dispositive Power	2,330,726
Reporting
Person With	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person	2,330,726

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) 9.1%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 044102101

1.	Names of Reporting Persons.

Sessa Capital IM, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(A) ☐
(B) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization: Delaware

Number of	7.	Sole Voting Power	2,330,726
Shares
Beneficially	8.	Shared Voting Power
Owned by
Each	9.	Sole Dispositive Power	2,330,726
Reporting
Person With	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person	2,330,726

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) 9.1%

14.	Type of Reporting Person (See Instructions) IA

CUSIP No. 044102101

1.	Names of Reporting Persons.

Sessa Capital IM GP, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(A) ☐
(B) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization: Delaware

Number of	7.	Sole Voting Power	2,330,726
Shares
Beneficially	8.	Shared Voting Power
Owned by
Each	9.	Sole Dispositive Power	2,330,726
Reporting
Person With	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person	2,330,726

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) 9.1%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 044102101

1.	Names of Reporting Persons.

John Petry

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(A) ☐
(B) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization: United States

Number of	7.	Sole Voting Power	2,330,726
Shares
Beneficially	8.	Shared Voting Power
Owned by
Each	9.	Sole Dispositive Power	2,330,726
Reporting
Person With	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person	2,330,726

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) 9.1%

14.	Type of Reporting Person (See Instructions) IN

Items 4, 5 and 7 of the statement on Schedule 13D relating to the Common Stock, $0.01 par value per share (the “Shares”) of Ashford Hospitality Prime, Inc., a Maryland corporation (“AHP”) previously filed by (i) Sessa Capital (Master), L.P., a Cayman Islands exempted limited partnership (“Sessa Capital”), as a result of its direct ownership of Shares, (ii) Sessa Capital GP, LLC, a Delaware limited liability company (“Sessa Capital GP”), as a result of being the sole general partner of Sessa Capital, (iii) Sessa Capital IM, L.P., a Delaware limited partnership (“Sessa IM”), as a result of being the investment adviser for Sessa Capital, (iv) Sessa Capital IM GP, LLC, a Delaware limited liability company (“Sessa IM GP”), as a result of being the sole general partner of Sessa IM, and (v) John Petry, as a result of being the manager of Sessa Capital GP and Sessa IM GP (Sessa Capital, Sessa Capital GP, Sessa IM, Sessa IM GP and Mr. Petry are collectively referred to as the “Reporting Persons”), are hereby amended as follows:

Item 4. Purpose of Transaction

No change except for the addition of the following:

On August 9, 2016, AHP issued a press release announcing certain corporate governance changes that AHP characterized as “enhancements.” The Reporting Persons believe AHP’s press release is misleading and fails to disclose information necessary for AHP stockholders to understand and assess the purported enhancements.

AHP announced that it would separate the roles of Chairman and CEO. But AHP’s press release failed to reveal that, unlike most public companies, this change will have little, if any, impact at AHP because AHP has a highly unusual arrangement in which Ashford Inc. appoints AHP’s CEO. So while Monty Bennett, AHP’s Chairman, will apparently surrender his CEO title, Ashford Inc., which Mr. Bennett controls as its Chairman and CEO, will appoint AHP’s new CEO. The Reporting Persons believe that separation of AHP’s Chairman and CEO roles is largely illusory in such circumstances and that AHP’s disclosures surrounding the change are, therefore, misleading.

In addition, AHP announced that stockholders will be permitted to have their director nominees included in AHP’s proxy statement, subject to narrow constraints and extensive requirements. Among the requirements are that the stockholders have held at least 3% of the Shares for at least 3 years, which means that no stockholders currently meet the standard because AHP has not even been public for 3 years. The Reporting Persons believe it is troubling that AHP’s proxy access proposal does not designate the stockholder-nominated directors as “continuing directors” under the unusual terms of the Proxy Penalty in AHP’s advisory agreement with Ashford Inc. While appearing to grant a tiny handful of stockholders limited access to AHP’s proxy statement, AHP’s incumbent directors continue to cling to the ability to use the Proxy Penalty to threaten and coerce stockholders into voting for the incumbent directors by treating such stockholder-nominated directors as counting towards triggering the Proxy Penalty. The Reporting Persons believe that AHP’s failure to commit to fair elections of directors means that AHP’s corporate governance will continue to raise serious concerns for stockholders and discourage investors from considering an investment in the Shares.

AHP also announced it would adopt a majority voting standard in uncontested elections. AHP has failed to reveal the amendment to its articles that will implement the change, but has disclosed a related bylaw amendment that the Reporting Persons believe is fatally flawed and, once again, is disclosed in a misleading fashion.

Specifically, buried in the details of AHP’s bylaw amendment is a provision under which “withhold votes” will be ignored when determining if a director has received a majority of the votes. AHP thus takes the position that a withhold vote is not a vote against a nominee. By counting only “for” votes in the director election, the Reporting Persons believe this bylaw officially turns the AHP election process into even more of a farce than it is already. This position is particularly telling because stockholders overwhelmingly voted to withhold votes from each of the incumbent directors at the 2016 annual meeting. AHP’s board apparently is adopting a majority vote provision that will give incumbent directors cover to ignore withhold votes in the future.

In addition, the bylaw amendment includes no requirement that a defeated director resign from the board and be replaced. Under Maryland law, an incumbent director continues to serve until his or her replacement is elected. So a director who fails to be re-elected under AHP’s majority vote proposal will continue to serve. Even if the rejected incumbent resigned, under the bylaw proposal, the AHP board apparently could reject the resignation in the same way the board rejected the resignations of each board member after a majority of the stockholders withheld their votes from the incumbent directors at the 2016 annual meeting. Based on the information about the proposal disclosed to date, the Reporting Persons believe the AHP board is essentially replacing its existing toothless “Corporate Governance Guidelines” with a bylaw of even less substance, while at the same time touting the change in the press release as an “enhancement” in corporate governance. Rather than trying to game its ISS Quickscore, the Reporting Persons believe AHP should provide its stockholders with improvements of substance.

The Reporting Persons believe that AHP is continuing the campaign of misinformation that AHP’s management and board have followed for many months. The Reporting Persons will continue to monitor AHP’s announcements on corporate governance and developments with respect to offers to acquire AHP.

On August 2, 2016, a panel of the Court of Appeals for the Fifth Circuit held a hearing on Sessa Capital’s appeal of the district court’s decisions in the lawsuits between AHP and Sessa Capital. A copy of Sessa Capital’s opening brief dated June 24, 2016 and Sessa Capital’s reply brief dated July 19, 2016 are attached as Exhibits 1 and 2, respectively, and incorporated by reference in this Item 4 in their entirety.

Also on August 2, 2016, Sessa Capital filed a reply in support of its motion to dismiss the amended complaint filed by Ashford Inc. against Sessa Capital. This motion to dismiss asserts in part that the termination fee in AHP’s advisory agreement with Ashford Inc. is an unenforceable penalty. A copy of Sessa Capital’s reply dated August 2, 2016 in support of its motion to dismiss Ashford Inc.’s amended complaint is attached as Exhibit 3 and incorporated by reference in this Item 4 in its entirety.

Sessa Capital reviews its investment in AHP on a continuing basis and, depending upon the price of and other market conditions relating to the Shares; developments affecting AHP, AHP’s business and prospects; Sessa Capital’s investment objectives and the other investment opportunities available to Sessa Capital; general stock market and economic conditions; tax considerations; the matters discussed in the next paragraph; and other factors then deemed relevant, Sessa Capital may decide to increase or decrease the size of its investment in AHP, including: (i) acquiring additional Shares and/or other equity, debt, notes, other securities, or derivative or other instruments that are based upon or relate to the value of the Shares or AHP (collectively, “Securities”) in the open market or otherwise; (ii) disposing of any or all of its Securities in the open market or otherwise; and (iii) engaging in hedging or similar transactions with respect to the Securities.

AHP's articles of incorporation effectively limit beneficial ownership of the Shares by any person or group to 9.8% of the Shares outstanding, without AHP’s consent. Based on communications from AHP representatives, the Reporting Persons do not believe such a waiver would be forthcoming and do not intend to request one prospectively. As a result of AHP’s repurchases of Shares, the Reporting Persons’ beneficial ownership of Shares has increased from 8.2% to 9.1%. According to AHP’s recent disclosures, AHP has continued authority under its repurchase program to repurchase additional shares. The Reporting Persons intend to manage Sessa Capital’s position, which would include the disposition of Shares, to ensure that it remains below the 9.8% ownership threshold set forth in AHP’s articles.

The Reporting Persons intend to continue to monitor actions by AHP’s board, and, depending on the outcome of the pending litigation, among other factors previously reported in this Statement on Schedule 13D, will consider taking further action to protect their interests and the interests of stockholders, which actions may involve plans or proposals of the type described in Item 4(a) through (j) of Schedule 13D.

Item 5. Interest in Securities of AHP

No change except for the addition of the following:

(a) As of the date of this amendment, Sessa Capital directly owns 2,330,726 Shares, representing approximately 9.1% of the 25,644,258 outstanding Shares as of August 5, 2016, as reported in AHP’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 9, 2016. Sessa Capital GP, Sessa IM, Sessa IM GP and Mr. Petry, by virtue of the relationships set forth under Item 2 of this statement, may be deemed to indirectly beneficially own the Shares directly owned by Sessa Capital.

Item 7. Exhibits

The following documents are filed as exhibits to this statement:

Exhibit 1	Opening brief of Appellants dated June 24, 2016.

Exhibit 2	Reply brief of Appellants dated July 19, 2016.

Exhibit 3	Reply in support of Defendants’ motion to dismiss dated August 2, 2016.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 31, 2016

/s/ John Petry
John Petry, individually, as manager of Sessa Capital GP, LLC, the general partner of Sessa Capital (Master), L.P., and as manager of Sessa Capital IM GP, LLC, the general partner of Sessa Capital IM, L.P.

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